October 13, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Index Trust, Inc. (“Registrant”)

  on behalf of the:

  T. Rowe Price U.S. Limited Duration TIPS Index Fund (the “Fund”)

  File Nos.: 033-32859/811-5986

Dear Mr. Sutcliffe:

The following is in response to your comments provided on September 30, 2020, regarding the Registrant’s post-effective amendment filed with respect to the Fund on August 14, 2020, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Filing”). Your comments on the Filing and our responses are set forth below.

Comment:

We request that you provide a reasonable reproduction of these comments as stated, along with your responses to our comments, and file them as correspondence in EDGAR. If there are any changes made to the Fund’s prospectus or statement of additional information (“SAI”) in response to these comments, please file a redlined version of the Fund’s prospectus and SAI showing how each comment was incorporated (as applicable) in EDGAR along with your responses to these comments. We also request that you respond to our comments at least five business days prior to the date the Filing will go effective automatically. If you are not able to file within this time, we request that you file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response:

We are submitting this response letter more than 5 business days before the Filing will go effective automatically on October 28, 2020. In addition, we have included as attachments to this response letter redlined versions of the prospectus and the SAI.

Comment:

Fill in all blanks, brackets, and all other missing information in the definitive filing.

Response:

We will fill in all blanks, brackets, and all other missing information.

Prospectus

Comment:

The Principal Investment Strategies for the Fund indicate that the Fund seeks to track the investment returns of the Bloomberg Barclays U.S. 1-5 Year Treasury TIPS Index. We did a search for this particular index but were unable to find information on it. Are there any other mutual funds or ETFs that are tracking this index? Is the Fund the only fund using it? If so, provide the methodology for the index so the staff can review the index.

Response:

We have entered into a licensing agreement with Bloomberg for the Fund to use the Bloomberg Barclays U.S. 1-5 Year Treasury TIPS Index. The index is administered by Bloomberg, which involves constructing the index and providing applicable feeds of index data into our compliance monitoring and other systems. In part to ensure that the index satisfies the definition of a broad-based securities market index, we rely upon Bloomberg to apply the appropriate methodologies to index construction as they do for all of their indexes and we do not manipulate any of the data once it is received.

In connection with your comment, we contacted Bloomberg Support and they indicated that they do not publish a fact sheet specific to the Bloomberg Barclays U.S. 1-5 Year Treasury TIPS Index [BUT5TRUU Index] on a publicly available website. However, they confirmed to us that the index is constructed in the same manner as their other US TIPS indexes, with the additional constraint on maturity (i.e., eligible securities must have maturities of greater than one year and less than five years). As a result, Bloomberg recommended that we refer to the fact sheet for their US Treasury Inflation-Linked Bond Index (Series-L), which outlines the overall methodology, rules for inclusion and rebalancing, and other information that applies to all of their US Treasury Inflation-Linked Bond indexes and sub-indices that they administer for users and licensees. For your reference, the fact sheet for the US Treasury Inflation-Linked Bond Index (Series-L) that was provided to us by Bloomberg is attached to this correspondence.

Other funds using the Bloomberg Barclays U.S. 1-5 Year Treasury TIPS Index as their primary benchmark for performance comparison purposes include: American Century Short Duration Inflation Protection Bond Fund; DFA Short Duration Real-Return Portfolio; Lord Abbett Inflation Focused Fund; and SEI Real Return Fund. However, we note that these are not managed as index funds.

There are index funds that seek to track the performance of the Bloomberg Barclays U.S. 0-5 Year Treasury TIPS Index (see e.g., Vanguard Short-Term Inflation-Protected Securities Index Fund and iShares 0-5 Year TIPS Bond ETF). This index is substantially similar to the Bloomberg Barclays U.S. 1-5 Year Treasury TIPS Index, except that securities must have a remaining maturity of less than five years as opposed to between one and five years.

Comment:

Please provide following relating to the index in the Principal Investment Strategies: (1) index weighting methodology; (2) the index’s rebalancing and reconstitution process, including the frequency thereof, explaining how and when the index changes; and (3) the number of index components (a range is acceptable).

Response:

We intend to add the following disclosure to the Principal Investment Strategies:

“To be eligible for inclusion in the Bloomberg Barclays U.S. 1-5 Year Treasury TIPS Index, a security must be rated investment-grade, its principal and interest must be inflation-linked and denominated in U.S. dollars, have a fixed rate coupon with at least $250 million par amount outstanding (not adjusted for inflation indexation), and have greater than one year and less than five years remaining to maturity. The index is market value weighted and the securities represented in the index are updated on the last business day of each month. The composition of the index is rebalanced at each month-end and represents the fixed set of securities on which index returns are calculated for the next month. As of September 30, 2020, there were 14 securities in the index.”

We note that the prospectus included in the Filing set forth the duration of the index as of June 30, 2020. As reflected in the redlined prospectus included with this correspondence, we have also updated the index’s duration as of September 30, 2020.

Comment:

In the Principal Investment Strategies on page 3, please clarify that the Fund will use representative sampling or some similar language.

Response:

We intend to include the phrase “using a sampling of securities” in the relevant paragraph in section 1 of the Fund’s prospectus.

Comment:

In the next-to-last paragraph of the Principal Investment Strategies, it states that the Fund uses interest rate futures and CPI swaps. How does the Fund calculate the derivatives positions for purposes of meeting the names rule 80% test? The 80% policy is an asset-based test and not an exposure test; if the Fund intends to include derivatives as part of its 80% policy, the Fund must value the derivatives for purposes of the names rule on a mark-to-market basis or if OTC derivatives, then on a fair value basis. The staff would expect disclosure stating this in the prospectus.

Response:

The Fund generally considers market value when a derivative is used that includes exposure to an investment that impacts the Fund’s 80% investment policy. With respect to interest rate futures and CPI swaps, the Fund uses market value which represents the unrealized gain/loss of a position. We intend to include the following disclosure in section 2 of the Fund’s prospectus:

“For purposes of the fund's 80% investment policies, the fund includes the market value of derivative instruments that are linked to, or provide investment exposure to, Treasury Inflation Protected Securities or securities held in its benchmark index.”

Comment:

On page 8, the disclosure states that the investment objective is a fundamental policy and shareholder approval is required to substantially change it. Please justify the use of “substantially” in the disclosure. Section 13(a)(3) of the Investment Company Act of 1940, as amended (“1940 Act”) states that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, deviate from any investment policy which is changeable only if authorized by shareholder vote.

Response:

Since this disclosure is not required by Item 9(a) of Form N-1A, we intend to remove this disclosure that appears immediately following the investment objective in section 2 of the prospectus.

Comment:

On page 9, there is a general discussion of index investing that indicates since fewer resources are devoted to researching stocks or bonds, portfolio turnover (the buying and selling of securities) for index funds tends to be low. Is the Fund’s portfolio turnover expected to be low? If not, please remove or clarify.

Response:

We intend to remove the phrase indicating that portfolio turnover for index funds tends to be low.

Comment:

In the Principal Investment Strategies on page 9, please clarify that the Fund will use representative sampling or some similar language.

Response:

We intend to include the phrase “using a sampling of securities” in the relevant paragraph in section 2 of the Fund’s prospectus.

Comment:

On page 10, it states that the Fund’s average effective maturity takes into consideration the possibility that an issuer may call a bond before its maturity date or, with respect to a pool of mortgages, the likelihood of prepayments on the mortgages. You should remove this sentence since it is not applicable to the Fund. The next sentence states that some funds utilize effective maturities rather than stated maturities when managing a fund to a certain average maturity, which provides additional flexibility in portfolio management. Please clarify whether this Fund uses stated or effective maturities.

Response:

The reliance on stated maturities versus effective maturities is generally not a primary factor considered in managing the Fund. As a result, we intend to remove both of these sentences.

Comment:

On page 12, where the prospectus discloses derivatives that might be used, it appears that the Item 9 disclosure is more expansive than what is discussed in Item 4. Please reconcile and ensure that the discussion of derivatives in Items 4 and 9 is materially the same.

Response:

The broad discussion of swaps on page 12 will be limited to the discussion of inflation swaps, which will align the derivatives disclosure in response to Item 9 with the derivatives disclosure in response to Item 4.

Comment:

On page 16, it states that the Fund may make investments in other investment companies, including ETFs. Please confirm to the staff whether such investments are considered principal or non-principal strategies as the staff may have additional comments.

Response:

Investments in other investment companies, including ETFs, are not expected to be part of the Fund’s principal strategies.

Comment:

On page 17, it states that the Fund may use reserves to assume a temporary defensive position in response to adverse market, economic, political, or other conditions. Please clarify the other conditions under which the Fund may take such a position.

Response:

We intend to revise the disclosure as follows:

“In order to respond to adverse market, economic, or political conditions, or to provide flexibility in meeting redemptions, paying expenses, managing cash flows into the fund, and responding to periods of unusual market volatility, the fund may assume a temporary defensive position that is inconsistent with its principal investment objective(s) and/or strategies and may invest, without limitation, in reserves.”

Comment:

On the back cover, the 1940 Act file number is incomplete.

Response:

This file number will be complete in our next filing.

SAI

Comment:

The SAI contains disclosure that states: “Each fund’s investment objective is considered a fundamental policy. As a result, shareholder approval is required to substantively change fund objectives." Please justify the use of “substantively” in the disclosure.

Response:

We intend to remove the term “substantively.”

Comment:

The Statement of Additional Information lists the various fundamental polices for the T. Rowe Price funds. On page 361, policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Item 16(c)(iv) of Form N-1A refers to concentration in an “industry or group of industries.” Please review and as appropriate add “or group of industries.”

Response:

We do not intend to make any changes to this disclosure as we believe that the industry concentration policies as set forth in the SAI are consistent with Section 8(b)(1)(E) of the 1940 Act, and Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section

8(b)(1)(E) of the 1940 Act, nor Instruction 4 to Item 9(b)(1) and Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. We submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, our research indicates that the industry concentration policies for the T. Rowe Price Funds are consistent with industry concentration policies of other fund complexes. Further, defining “groups of industries” for a non-concentrated fund would be extremely challenging because there are so many different combinations of industries that would need to be monitored.

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If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345-6646 or, in my absence, Fran Pollack-Matz at 410-345-6601.

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.